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                               GUARANTY AGREEMENT

          This GUARANTY AGREEMENT is made and entered into as of the 23rd day of March, 1999 (this "Agreement") between Triarc Companies, Inc. ("Triarc") and Nelson Peltz (the "Director").

          WHEREAS, National Propane Corporation ("NPC"), a subsidiary of Triarc, and the Director have entered into an Indemnification Agreement effective April 24, 1993 (the "Indemnification Agreement") which provides for indemnification of the Director and Triarc wishes to guarantee NPC's obligation to the Director under the Indemnification Agreement;

          NOW, THEREFORE, in consideration of the foregoing, the parties hereto do hereby agree as follows:

          1. Guaranty. Triarc hereby irrevocably and unconditionally guarantees to the Director timely and complete performance by NPC of all of NPC's undertakings, covenants, obligations and indemnities (collectively, "Obligations") provided for in the Indemnification Agreement. This guaranty is a guaranty of payment and of performance.

          2. Subrogation. Upon making any payment hereunder, Triarc shall be subrogated to the rights of the Director against NPC with respect to any such payment, provided that Triarc shall not enforce a right or receive any payment by way of subrogation until all of NPC's Obligations shall have been paid in full and the Director agrees to take at Triarc's expense such steps as Triarc may reasonably request to implement such subrogation.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                   TRIARC COMPANIES, INC.



                                   By:  /s/ Brian L. Schorr
                                        Name:  Brian L. Schorr
                                        Title: Executive Vice President
                                               and General Counsel

/s/ Nelson Peltz
Nelson Peltz



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